Exhibit 20.1
                                  ------------

                                                                      Appendix B

                       FAIRNESS OPINION EXECUTIVE SUMMARY

Overview
--------

         The Boards of Directors of Security National Financial Corporation ("Security National") and Southern Security Life Insurance Company (Southern Security" or "the Company") have requested Houlihan Valuation Advisors ("HVA") to express an opinion ("the Opinion") as to the fairness to the minority shareholders ("the Minority Shareholders") of Southern Security of the proposed acquisition by Security National of minority interests in the common stock of Southern Security held by the Minority Shareholders ("the Transaction"), assuming the Transaction is consummated as proposed. More specifically, the Opinion addresses the fairness of the Transaction to the Minority Shareholders; e.g., that the Minority Shareholders are receiving adequate consideration in the Transaction in exchange for the sale of their common stock in the Company, and that the Transaction is fair to the Minority Shareholders from a financial point of view. The Opinion is as of August 24, 2004 and is valid as of that date. The Transaction is described in detail elsewhere in this Proxy Statement. HVA is a national valuation firm, which specializes in providing valuation opinions.

Review and Analysis Leading to Opinion
--------------------------------------

         In connection with the Opinion, HVA made such analyses, reviews and inquiries as it deemed necessary and appropriate under the circumstances. These analyses included but were not limited to a valuation analysis of Southern Security, in which HVA estimated the fair market value of minority interests in the common stock of the Company utilizing the book/liquidation value, transaction value, market value, and income value methods of valuation.

         The above referenced valuation analysis is contained in a report ("the Valuation Report") prepared by HVA entitled "Valuation of Southern Security Life Insurance Company as of June 30, 2004". Both the Valuation Report and the complete Fairness Opinion are available for review at the offices of Security National. The Valuation Report includes (i) a background and description of Southern Security; (ii) a June 2004 national economic overview and outlook;
(iii) an overview of the life insurance industry; (iv) a financial review of the Company; and (v) the valuation analysis of the Company's common stock. Both the Valuation Report and the Opinion should be reviewed in connection with this Executive Summary.

         In preparing the Valuation Report and Opinion, the following analytical procedures, among others, were conducted:

         (1) A number of documents, which are disclosed in the Opinion, were reviewed.

         (2) Discussions were conducted with certain members of the management teams of Southern Security and Security National, as well as with legal counsel for Security National.

         (3) A review of the national economy and the life insurance industry was conducted.

         (4)  A financial review of Southern Security was conducted.

         (5) Certain income statement forecasts and accompanying assumptions were prepared and reviewed with management of Southern Security.

         (6) A review of the market prices and trading volume of Southern Security common stock was conducted.

         (7) A review and analysis of market data for publicly traded life insurance companies relative to financial ratios, market value ratios, and value multiples was conducted.

         (8) Generally recognized financial analysis and valuation procedures were undertaken to ascertain reasonable ranges of fair market value for minority interests in the common stock of Southern Security, as well as to arrive at a final value estimate for such common stock.

         (9) Various other information was reviewed and analyzed and other analyses were performed as deemed appropriate.

Limiting Conditions
-------------------

         The Opinion is subject to a number of limiting conditions, which are disclosed therein.

Fairness Conclusion and Opinion
-------------------------------

         Based upon the foregoing analyses and in reliance thereon, it is the opinion of HVA that the Transaction as proposed is fair to the Minority Shareholders of Southern Security from a financial point of view, assuming that the Transaction is consummated as proposed, at a common share price of $3.84 per share. The Minority Shareholders are receiving adequate consideration in the Transaction in exchange for the sale of their common stock in the Company.

         It is HVA's understanding that the Board of Directors of both Southern Security and Security National have made their own independent investigation of the Transaction, and that their decision to participate in the Transaction is based primarily on such investigation.

         Delivery of the Opinion to the Directors is subject to the conditions, limitations, and assumptions set forth therein. HVA reserves the right, in the event that events or facts subsequent to the date of the Opinion become known which have a material impact on the value of minority interests in the common stock of Southern Security, to supplement or withdraw the Opinion.

                                       2